UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For June 19, 2018

Commission File Number: 001-31368

SANOFI

(Translation of registrant’s name into English)

54, rue la Boétie, 75008 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 15, 2016 (NO. 333-210203) AND TO BE PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED BY SANOFI.

On June 19, 2018, Sanofi issued $1,000,000,000 principal amount of 3.375% Notes due June 19, 2023 and $1,000,000,000 principal amount of 3.625% Notes due June 19, 2028 (collectively, the “Notes”). The following documents related thereto, attached hereto as Exhibits 1.1, 4.1, 4.2, 4.3, 5.1 and 5.2 are incorporated herein by reference.

Exhibit List

Exhibit No.	Description

Exhibit 1.1	Underwriting Agreement dated June 12, 2018, by and among Sanofi and each of Barclays Capital Inc., Morgan Stanley & Co. LLC, Citigroup Global Markets Inc., Deutsche Bank Securities Inc., and MUFG Securities Americas Inc., as Underwriters

Exhibit 4.1	Indenture, dated as of June 19, 2018, by and between the Company and Deutsche Bank Trust Company Americas, as trustee

Exhibit 4.2	Form of Notes Due June 19, 2023

Exhibit 4.3	Form of Notes Due June 19, 2028

Exhibit 5.1	Opinion of Jones Day, adviser to the Company, as to the validity of the Notes under French law

Exhibit 5.2	Opinion of Jones Day, adviser to the Company, as to the validity of the Notes under New York law

Exhibit 23.1	Consent of Jones Day (included in Exhibits 5.1 and 5.2)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 19, 2018

SANOFI

By:	/s/ Alexandra Roger
Name:	Alexandra Roger
Title:	Head of Securities Law and Capital Markets

Exhibit Index

Exhibit No.	Description

Exhibit 1.1	Underwriting Agreement dated June 12, 2018, by and among Sanofi and each of Barclays Capital Inc., Morgan Stanley & Co. LLC, Citigroup Global Markets Inc., Deutsche Bank Securities Inc., and MUFG Securities Americas Inc., as Underwriters

Exhibit 4.1	Indenture, dated as of June 19, 2018, by and between the Company and Deutsche Bank Trust Company Americas, as trustee

Exhibit 4.2	Form of Notes Due June 19, 2023

Exhibit 4.3	Form of Notes Due June 19, 2028

Exhibit 5.1	Opinion of Jones Day, adviser to the Company, as to the validity of the Notes under French law

Exhibit 5.2	Opinion of Jones Day, adviser to the Company, as to the validity of the Notes under New York law

Exhibit 23.1	Consent of Jones Day (included in Exhibits 5.1 and 5.2)

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